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03013119

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SECU[...]ANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH D.C. 181 SECTION

SEC FILE NUMBER
8- 29609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pegasus Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 19th Street North
(No. and Street)

Arlington (City) VA (State) 22209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Blassingame (703) 469-1109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1660 International Dr. (Address) McLean (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. Blassingame, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pegasus Capital Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Certificate of Acknowledgement
State of Virginia
The foregoing instrument was acknowledged before this 27th day of February 2003

[Signature]
Signature

CFO
Title

[Signature] Commission Exp. 7/31/06
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

KPMG

1660 International Drive
McLean, VA 22102

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Pegasus Capital Corporation:

In planning and performing our audit of the financial statements of Pegasus Capital Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not to be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2003

1660 International Drive
McLean, VA 22102

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Pegasus Capital Corporation:

In planning and performing our audit of the financial statements of Pegasus Capital Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not to be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2003

PEGASUS CAPITAL CORPORATION

Financial Statements

(Together With Independent Auditors' Report
on Internal Control Required by
SEC Rule 17a-5)

December 31, 2002

1660 International Drive
McLean, VA 22102

Independent Auditors' Report

The Board of Directors
Pegasus Capital Corporation:

We have audited the accompanying statement of financial condition of Pegasus Capital Corporation (the Company) as of December 31, 2002, and related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pegasus Capital Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2003

PEGASUS CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	4,234,409
Investment banking fee receivable		403,412
NASD deposits and other		4,662
Deferred tax asset, net of valuation allowance		19,195
	$	4,661,678

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	6,500
Due to affiliate		35,782
Income taxes payable		180
		42,462
Stockholder's equity:		
Common stock, par value $0.10; Authorized 2,000,000 shares; 322,500 shares issued and outstanding		32,250
Additional paid-in capital		120,029
Retained earnings		4,466,937
Total stockholder's equity		4,619,216
	$	4,661,678

See accompanying notes to financial statements.

PEGASUS CAPITAL CORPORATION

Statement of Income

Year ended December 31, 2002

Revenue:		
Investment banking fee income	$	6,391,479
Residual commissions		1,698
Interest income		12,285
Total revenue		6,405,462
Expenses:		
Professional and administration		74,360
Registration fees		32,061
Fidelity bond		400
Insurance		150
Bank charges		174
Total expenses		107,145
Income before income tax expense		6,298,317
Provision for income taxes		2,389,550
Net income	$	3,908,767

See accompanying notes to financial statements.

PEGASUS CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2001	$	32,250	120,029	558,170	710,449
Net income				3,908,767	3,908,767
Balance, December 31, 2002	$	32,250	120,029	4,466,937	4,619,216

See accompanying notes to financial statements.

PEGASUS CAPITAL CORPORATION

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	3,908,767
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in investment banking fee receivable		685,096
Decrease in NASD deposits and other		2,878
Increase in deferred tax asset, net of valuation allowance		(19,195)
Increase in accounts payable		6,500
Increase in due to affiliate		25,127
Decrease in income taxes payable		(435,223)
Net cash used in operating activities		4,173,950
Cash flows from investing activities		—
Cash flows from financing activities		—
Net increase in cash and cash equivalents		4,173,950
Cash and cash equivalents at beginning of year		60,459
Cash and cash equivalents at end of year	$	4,234,409
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	2,380,022

See accompanying notes to financial statements.

PEGASUS CAPITAL CORPORATION

Notes to Financial Statements

December 31, 2002

(1) Summary of Significant Accounting Policies

(a) General

Pegasus Capital Corporation (the Company) is a wholly owned subsidiary of FBR Asset Investment Corporation (FBR Asset) which is a real estate investment trust. FBR Asset acquired the Company on July 9, 2001. On November 14, 2002, FBR Asset agreed to merge with Friedman, Billings, Ramsey Group, Inc. (FBR Group), an affiliate. The merger is expected to close during the first quarter of 2003 subject to shareholder and regulatory approval.

The Company historically operated as a mutual fund distributor pursuant to Form BD filed with NASD Regulation, Inc. On January 16, 2002, the Company filed an amendment to Form BD requesting a change in business operations to allow the Company to engage in the limited business of providing financial advisory services primarily involving the structuring of investment banking transactions. On January 18, 2002, NASD Regulation, Inc. approved the amended Form BD. The Company did not have any employees for the year ended 2002.

(b) Revenue Recognition

Investment banking fee income represents fees earned through a fee sharing agreement with Friedman, Billings, Ramsey & Co., Inc. (FBR, Inc.), an affiliate. FBR, Inc. is a subsidiary of FBR Group. FBR, Inc. earns investment banking fees from the underwriting of public securities offerings. Investment banking fee income is recorded as revenue at the time the underwriting of securities is completed.

(c) Cash

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company receives substantially all of its revenue through a fee sharing agreement with FBR, Inc. The loss of this fee sharing agreement would have a materially adverse effect on the operations of the Company.

FBR, Inc. provides various administrative services on behalf of the Company pursuant to an administrative services agreement. During 2002, administrative expenses totaling $19,176 were incurred pursuant to the administrative services agreement. FBR Asset absorbs substantially all the Company's other operating costs. As of December 31, 2002, amounts due to FBR, Inc. totaled $35,782.

Certain officers of FBR Asset are officers and directors of the Company.

(3) Reserve Requirements

The Company does not maintain customer accounts or hold securities. Therefore, the Company is not obligated to report under SEC Rule 15c3-3, which addresses reserve requirements and custody and control of securities, under the exemption contained in SEC Rule 15c3-3(k)(1) – limited business.

(4) Net Capital Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Computations as of December 31, 2002 of the Company's aggregate indebtedness and net capital are as follows:

Total ownership equity from statement of financial condition	$	4,619,216
Nonallowable assets from statement of financial condition:		
Investment banking fee receivable		(403,412)
NASD deposits and other		(4,662)
Deferred tax asset, net of valuation allowance		(19,195)
Net capital		4,191,947
Aggregate indebtedness from the statement of financial condition	$	42,462
Ratio of aggregate indebtedness to net capital		0.01

There are no material differences between this computation of net capital and the computation of net capital filed by the Company on Securities and Exchange Commission Form X-17-A-5 (FOCUS filing) as of December 31, 2002.

(Continued)

(5) Schedules

No supporting schedules are included herewith since the information required under Rule 17a-5 of the Securities Exchange Act of 1934 is included in the notes to the financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3 from the requirements of computing the reserve requirements and presenting information for possession or control requirements thereunder.

(6) Income Taxes

Deferred income taxes consist of net operating loss carryforwards. The Internal Revenue Code (IRC) limits the use of the net operating loss carryforwards when a change in ownership occurs. Following the acquisition of Pegasus by FBR Asset, and subject to IRC limitations, the Company had net operating loss carryforwards of $78,411 available to offset future federal taxable income. The net operating loss carryforwards begin to expire in 2007.

At December 31, 2002, the gross deferred asset was $27,286 with a valuation allowance of $8,091. Accordingly, the net deferred tax asset is $19,195 at December 31, 2002.

The provision for income taxes for the year ended December 31, 2002 consists of combined federal and state income taxes at statutory rates of $2,408,745, reduced by a deferred tax benefit for the change in the valuation allowance of $19,195 in 2002. At December 31, 2002, the federal income tax payable was $11,891 and a state income tax receivable was $11,711. A net income tax payable of $180 is recorded on the statement of financial condition.

PEGASUS CAPITAL CORPORATION

Financial Statements

(Together With Independent Auditors' Report
on Internal Control Required by
SEC Rule 17a-5)

December 31, 2002

KPMG

1660 International Drive
McLean, VA 22102

Independent Auditors' Report

The Board of Directors
Pegasus Capital Corporation:

We have audited the accompanying statement of financial condition of Pegasus Capital Corporation (the Company) as of December 31, 2002, and related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pegasus Capital Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2003

PEGASUS CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	4,234,409
Investment banking fee receivable		403,412
NASD deposits and other		4,662
Deferred tax asset, net of valuation allowance		19,195
	$	4,661,678

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	6,500
Due to affiliate		35,782
Income taxes payable		180
		42,462
Stockholder's equity:		
Common stock, par value $0.10; Authorized 2,000,000 shares; 322,500 shares issued and outstanding		32,250
Additional paid-in capital		120,029
Retained earnings		4,466,937
Total stockholder's equity		4,619,216
	$	4,661,678

See accompanying notes to financial statements.

PEGASUS CAPITAL CORPORATION

Statement of Income

Year ended December 31, 2002

Revenue:		
Investment banking fee income	$	6,391,479
Residual commissions		1,698
Interest income		12,285
Total revenue		6,405,462
Expenses:		
Professional and administration		74,360
Registration fees		32,061
Fidelity bond		400
Insurance		150
Bank charges		174
Total expenses		107,145
Income before income tax expense		6,298,317
Provision for income taxes		2,389,550
Net income	$	3,908,767

See accompanying notes to financial statements.

PEGASUS CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2001	$	32,250	120,029	558,170	710,449
Net income				3,908,767	3,908,767
Balance, December 31, 2002	$	32,250	120,029	4,466,937	4,619,216

See accompanying notes to financial statements.

PEGASUS CAPITAL CORPORATION

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	3,908,767
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in investment banking fee receivable		685,096
Decrease in NASD deposits and other		2,878
Increase in deferred tax asset, net of valuation allowance		(19,195)
Increase in accounts payable		6,500
Increase in due to affiliate		25,127
Decrease in income taxes payable		(435,223)
Net cash used in operating activities		4,173,950
Cash flows from investing activities		—
Cash flows from financing activities		—
Net increase in cash and cash equivalents		4,173,950
Cash and cash equivalents at beginning of year		60,459
Cash and cash equivalents at end of year	$	4,234,409
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	2,380,022

See accompanying notes to financial statements.

PEGASUS CAPITAL CORPORATION

Notes to Financial Statements

December 31, 2002

(1) Summary of Significant Accounting Policies

(a) General

Pegasus Capital Corporation (the Company) is a wholly owned subsidiary of FBR Asset Investment Corporation (FBR Asset) which is a real estate investment trust. FBR Asset acquired the Company on July 9, 2001. On November 14, 2002, FBR Asset agreed to merge with Friedman, Billings, Ramsey Group, Inc. (FBR Group), an affiliate. The merger is expected to close during the first quarter of 2003 subject to shareholder and regulatory approval.

The Company historically operated as a mutual fund distributor pursuant to Form BD filed with NASD Regulation, Inc. On January 16, 2002, the Company filed an amendment to Form BD requesting a change in business operations to allow the Company to engage in the limited business of providing financial advisory services primarily involving the structuring of investment banking transactions. On January 18, 2002, NASD Regulation, Inc. approved the amended Form BD. The Company did not have any employees for the year ended 2002.

(b) Revenue Recognition

Investment banking fee income represents fees earned through a fee sharing agreement with Friedman, Billings, Ramsey & Co., Inc. (FBR, Inc.), an affiliate. FBR, Inc. is a subsidiary of FBR Group. FBR, Inc. earns investment banking fees from the underwriting of public securities offerings. Investment banking fee income is recorded as revenue at the time the underwriting of securities is completed.

(c) Cash

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(2) Related Party Transactions

The Company receives substantially all of its revenue through a fee sharing agreement with FBR, Inc. The loss of this fee sharing agreement would have a materially adverse effect on the operations of the Company.

FBR, Inc. provides various administrative services on behalf of the Company pursuant to an administrative services agreement. During 2002, administrative expenses totaling $19,176 were incurred pursuant to the administrative services agreement. FBR Asset absorbs substantially all the Company's other operating costs. As of December 31, 2002, amounts due to FBR, Inc. totaled $35,782.

Certain officers of FBR Asset are officers and directors of the Company.

(3) Reserve Requirements

The Company does not maintain customer accounts or hold securities. Therefore, the Company is not obligated to report under SEC Rule 15c3-3, which addresses reserve requirements and custody and control of securities, under the exemption contained in SEC Rule 15c3-3(k)(1) – limited business.

(4) Net Capital Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Computations as of December 31, 2002 of the Company's aggregate indebtedness and net capital are as follows:

Total ownership equity from statement of financial condition	$	4,619,216
Nonallowable assets from statement of financial condition:		
Investment banking fee receivable		(403,412)
NASD deposits and other		(4,662)
Deferred tax asset, net of valuation allowance		(19,195)
Net capital		4,191,947
Aggregate indebtedness from the statement of financial condition	$	42,462
Ratio of aggregate indebtedness to net capital		0.01

There are no material differences between this computation of net capital and the computation of net capital filed by the Company on Securities and Exchange Commission Form X-17-A-5 (FOCUS filing) as of December 31, 2002.

(Continued)

(5) Schedules

No supporting schedules are included herewith since the information required under Rule 17a-5 of the Securities Exchange Act of 1934 is included in the notes to the financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3 from the requirements of computing the reserve requirements and presenting information for possession or control requirements thereunder.

(6) Income Taxes

Deferred income taxes consist of net operating loss carryforwards. The Internal Revenue Code (IRC) limits the use of the net operating loss carryforwards when a change in ownership occurs. Following the acquisition of Pegasus by FBR Asset, and subject to IRC limitations, the Company had net operating loss carryforwards of $78,411 available to offset future federal taxable income. The net operating loss carryforwards begin to expire in 2007.

At December 31, 2002, the gross deferred asset was $27,286 with a valuation allowance of $8,091. Accordingly, the net deferred tax asset is $19,195 at December 31, 2002.

The provision for income taxes for the year ended December 31, 2002 consists of combined federal and state income taxes at statutory rates of $2,408,745, reduced by a deferred tax benefit for the change in the valuation allowance of $19,195 in 2002. At December 31, 2002, the federal income tax payable was $11,891 and a state income tax receivable was $11,711. A net income tax payable of $180 is recorded on the statement of financial condition.